Exhibit 12.1

VISA INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Years Ended September 30,
(in millions, except for ratios)	2017	2016	2015	2014	2013
Earnings:
Income before income taxes including non-controlling interest	$11,694	$8,012	$8,995	$7,724	$7,257
Fixed charges	568	432	3	8	4
Other adjustments	—	1	3	1	4
Total earnings	12,262	8,445	9,001	7,733	7,265

Fixed charges:
Interest expense(1)	568	432	3	8	4
Total fixed charges	568	432	3	8	4
Ratio of earnings to fixed charges(2)	21.6	19.5	2,576.8	926.6	1,880.7

Preferred stock dividends:
Total preferred stock dividends (3)	89	14	—	—	—
Total fixed charges and preferred stock dividends	$657	$445	$3	$8	$4
Ratio of earnings to fixed charges and preferred stock dividends(2),(3)	18.7	19.0	2,576.8	926.6	1,880.7

(1)
Interest expense in fiscal 2017 and 2016 primarily consists of interest expense on the fixed-rate senior notes issued in December 2015 and interest expense on deferred consideration related to the Visa Europe acquisition. Interest expense in fiscal 2017 also includes interest on the fixed-rate senior notes issued in September 2017.

(2)	Figures in the table may not recalculate exactly due to rounding. Ratios of earnings to fixed charges and to fixed charges and preferred stock dividends are calculated based on unrounded numbers.

(3)	In connection with Visa Europe acquisition, the Company issued preferred stock in June 2016, paying its first quarterly dividend starting in September 2016.